EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

						Three Months Ended
	Year Ended December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003

Computation of Earnings:
Registrant’s total earnings (loss) before fixed charge additions	$(22,514)	$(159,165)	$(174,779)	$(634,565)	$(108,507)	$(48,958)	$(7,605)
COMPUTATION OF FIXED CHARGES
Interest	49,384	62,979	112,894	143,521	75,815	33,800	1,909
Total earnings (loss) and fixed charges	26,870	(96,186)	(61,885)	(491,044)	(32,692)	(15,158)	(5,696)
Ratio of earnings to fixed charges	—	—	—	—	—	—	—
Deficiency of Earnings to fixed charges	(22,514)	(159,165)	(174,779)	(634,565)	(108,507)	(48,958)	(7,605)